FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of August, 2003

Commission file number 0-13391

SAMEX MINING CORP.

_____________________________________________________________________________

(Exact Name of Registrant, as Specified in its Charter

#301 - 32920 Ventura Avenue, Abbotsford, B.C. V2S 6J3

______________________________________________________________________________

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X

Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ____

No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.)

Exhibits

Exhibit 1    Press Release Dated August 7, 2003

Exhibit 2    Material Change Report

NEWS RELEASE - No. 7-03

    August 7, 2003

CONVERTIBLE NOTE/WARRANT AMENDMENTS COMPLETED

The TSX Venture Exchange accepted the amended terms to an outstanding $200,000 Convertible Note (dated July 31, 1998) as follows: the Maturity Date of the Convertible Note will be extended for two years until July 31, 2005 (the "Maturity Date"); the conversion term will be extended for one year to June 30, 2004 (the "Expiry Date"), and the conversion price will be amended to $0.30 per unit (the "Conversion Price").  The outstanding Convertible Note principal may be converted, at the option of the holder, any time until June 30, 2004 into 666,667 units ("Note Units").  Each Note Unit consists of one common share of the Company and one non-transferable share purchase warrant (a "Note Warrant").  Each Note Warrant entitles the holder to purchase one additional common share of the Company at a price of $0.35 for a period of one year from the date the Convertible Note is converted.  Interest totaling $107,725 which had accrued to July 31, 2003 (the original maturity date), was paid to the note holder.

During the two year extension, the Convertible Note will continue to bear interest at 9% per annum compounded annually, which will be accrued but not payable until July 31, 2005 (the new "Maturity Date"), or at 10% if the principal and interest remain unpaid after the Maturity Date.  If the Convertible Note is converted in whole or in part prior to June 30th, 2004, interest thereon will be reduced to 7%.   At any time prior to the conversion Expiry Date of June 30, 2004, if the price of SAMEX shares trades above $0.45 for 15 (fifteen) consecutive trading days, SAMEX has the option to cause the Convertible Note to be converted into Note Units on the same terms and conditions as are applicable to the note holder.

The TSX Venture Exchange also consented to the extension of the expiry date of an outstanding warrant by one year.  The warrant entitles the holder to purchase 250,000 shares at a price of $0.40 per share if exercised during the term of the warrant which was extended to June 30, 2004.

(Proposed amendments to the Convertible Note and Warrant were originally announced in SAMEX News Release No. 6-03 dated June 30, 2003, but the TSX Venture Exchange subsequently recommended a minor revision.  This News Release dated August 7, 2003 incorporates the recommended revision.)

"Jeffrey P. Dahl",

President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

S   A   M

SAMEX MINING CORP.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Tel:  (604) 870-9920

Toll Free: 800 828-1488

Fax: (604) 870-9930

August 7, 2003

BC Securities Commission

filed on SEDAR

PO Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, BC  V7Y 1L2

Dear Sirs:

                                                                            RE:        Material Change Report

Enclosed herewith for filing are the following:

The foregoing accurately discloses the material change referred to herein.

1.

BC Form 53-901F - Material Change Report; and

2.

Copy of the Company's News Release dated August 7, 2003.

Yours truly,

"Brenda L. McLean"

Corporate Secretary

/blm

Encl.

cc:  Leschert & Company,  Attn: Allen Leschert

      TSX Venture Exchange - filed on SEDAR

      Alberta Securities Commission - filed on SEDAR

      US Securities Commission - filed on EDGAR

This is the form of a material change report required under Section 85(1) of the British Columbia Securities Act and Section 151 of the British Columbia Securities Rules.

BC FORM 53-901F

(Previously Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT

Reporting Issuer

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488

Fax:  (604) 870-9930

Date of Material Change

August 7, 2003

Press Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on August 7, 2003 and was disseminated through the wire services of Stockwatch, Market News Publishing and Stockhouse News.

Summary of Material Change

The terms of an outstanding $200,000 Convertible Note (dated July 31, 1998) was amended.  The expiry date of a warrant was extended by one year to June 30, 2004.

Full Description of Material Change

The terms of an outstanding $200,000 Convertible Note (dated July 31, 1998) was amended as follows: the Maturity Date of the Convertible Note will be extended for two years until July 31, 2005 (the "Maturity Date"); the conversion term will be extended for one year to June 30, 2004 (the "Expiry Date"), and the conversion price will be amended to $0.30 per unit (the "Conversion Price").  The outstanding Convertible Note principal may be converted, at the option of the holder, any time until June 30, 2004 into 666,667 units ("Note Units").  Each Note Unit consists of one common share of the Company and one non-transferable share purchase warrant (a "Note Warrant").  Each Note Warrant entitles the holder to purchase one additional common share of the Company at a price of $0.35 for a period of one year from the date the Convertible Note is converted.

During the two year extension, the Convertible Note will continue to bear interest at 9% per annum compounded annually, which will be accrued but not payable until July 31, 2005 (the new "Maturity Date"), or at 10% if the principal and interest remain unpaid after the Maturity Date.  If the Convertible Note is converted in whole or in part prior to June 30th, 2004, interest thereon will be reduced to 7%.   At any time prior to the conversion Expiry Date of June 30, 2004, if the price of SAMEX shares trades above $0.45 for 15 (fifteen) consecutive trading days, SAMEX has the option to cause the Convertible Note to be converted into Note Units on the same terms and conditions as are applicable to the note holder.

The expiry date of an outstanding warrant was extended by one year.  The warrant entitles the holder to purchase 250,000 shares at a price of $0.40 per share if exercised during the term of the warrant which was extended to June 30, 2004.

Reliance on Section 85(2) of the Act

This report is not being made on a confidential basis.

Omitted Information

Not applicable

Senior Officers

To facilitate any necessary follow-up by the Commission, please contact Larry McLean, Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Abbotsford, British Columbia, the 7th day of August, 2003.

"Larry D. McLean"

Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX MINING CORP.

        (Registrant)

By:      "Larry D. McLean"

           Vice President, Operations

Dated:  August 7, 2003